UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13 (e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Integrated Silicon Solution, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

45812P107

(CUSIP Number of Class Securities)

(Underlying Ordinary Shares)

Scott D. Howarth

President and Chief Financial Officer

1940 Zanker Road

San Jose, CA 95112

(408) 969-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Robert Suffoletta, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

8911 Capital of Texas Highway

Westech 360, Suite 3350

Austin, Texas 78759

Tel: (512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$70,000,000	$2,149
*	Calculated and estimated solely for purposes of determining the filing fee. This calculation assumes the purchase of at total of 10,000,000 shares of outstanding common stock of Integrated Silicon Solution, Inc., par value $0.0001 per share, at the tender offer price of $7.00 per share.
**	The amount of the filing fee equals $30.70 per million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Integrated Silicon Solution, Inc., a Delaware corporation (“ISSI” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with ISSI’s offer to purchase for cash up to 10,000,000 shares of its common stock, par value $0.0001 per share (“Common Stock”), at a price of $7.00 per share (the “Purchase Price”), for an aggregate purchase price of up to $70,000,000 net to the seller in cash, without interest. ISSI’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 3, 2007 (“Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and address.

The name of the issuer is Integrated Silicon Solution, Inc., a company organized under the laws the State of Delaware, and the address of its principal executive office is 1940 Zanker Road, San Jose, CA 95112. ISSI’s telephone number is (408) 969-6600. The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning ISSI”) is incorporated herein by reference.

(b) Securities.

This Schedule TO relates to the Company’s Common Stock, of which there were approximately 36,537,841 shares issued and outstanding as of November 29, 2007.

(c) Trading market and price.

The information set forth in Section 8 (“Price Range of Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and address.

Integrated Silicon Solution, Inc., is the filing person and subject company. The address of ISSI’s principal executive offices is 1940 Zanker Road, San Jose, CA 95112. ISSI’s telephone number at that address is (408) 969-6600.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material terms.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “Introduction” and in Section 1 (“Number of Shares; Purchase Price; Proration”) is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”) is incorporated herein by reference.

(a)(1)(iv) Not Applicable.

(a)(1)(v) The information set forth in the Section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 14 (“Extension of The Offer; Termination; Amendment”) is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(a)(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “Introduction” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(a)(1)(x) The information set forth in the Section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(a)(1)(xi) Not Applicable.

(a)(1)(xii) The information set forth in the Section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“U.S. Federal Income Tax Consequences”) is incorporated herein by reference.

(a)(2)(i-vii) Not Applicable.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “Introduction,” in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements involving the subject company’s securities.

The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b) Uses of securities acquired.

The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans.

The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 10 (“Certain Information Concerning ISSI”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of funds.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership.

The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) Securities transactions.

The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the sections of the Offer to Purchase titled “Introduction,” in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial information.

Not applicable.

(b) Pro forma information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) is incorporated herein by reference. The information set forth in the Offer to Purchase, the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

(b) Other material information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated December 3, 2007.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Stockholders, dated December 3, 2007.

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Form of Summary Advertisement.

(b)	Not applicable.

(d)(1)	Integrated Silicon Solution, Inc. 2007 Incentive Compensation Plan and forms of grant agreements (each incorporated by reference to Exhibits 10.1, 10.2, 10.3, and 10.4 to ISSI’s current report on Form 8-K filed August 14, 2007.)

(d)(2)	Integrated Silicon Solution, Inc. 1989 Stock Plan, as amended (incorporated by reference to Exhibit 4.1 to ISSI’s Registration Statement on Form S-8 filed April 22, 1998 (SEC File No. 333-50679)), and form of stock option agreement.

(d)(3)	Integrated Silicon Solution, Inc. 1993 Employee Stock Purchase Plan, as amended, and form of subscription agreement (each incorporated by reference to Exhibit 10.1 to ISSI’s Quarterly Report on Form 10-Q for the period ended December 31, 2005).

(d)(4)	Integrated Silicon Solution, Inc. 1995 Director Stock Option Plan, as amended (incorporated by reference to Exhibit 10.2 to ISSI’s Current Report on Form 8-K filed September 12, 2006).

(d)(5)	Integrated Silicon Solution, Inc. 1998 Stock Plan, as amended, and form of stock option agreement (each incorporated by reference to Exhibit 4.2 to ISSI’s Registration Statement on Form S-8 filed March 9, 2001 (SEC File No. 333-56800)).

(d)(6)	Integrated Silicon Solution, Inc. Nonstatutory Stock Plan, as amended, and form of stock option agreement (each incorporated by reference to Exhibit 4.1 to ISSI’s Registration Statement on Form S-8 filed November 21, 2002 (SEC File No. 333-101378)).

(d)(7)	Stand-Alone Stock Option Agreement dated February 21, 2006 (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed February 23, 2006).

(d)(8)	Letter Agreement dated August 28, 2006 among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, SACC Partners, LP, Bryant R. Riley, R. Riley & Co. Retirement Trust and B Riley & Co., Inc. (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed August 30, 2006).

(d)(9)	Letter Agreement dated as of December 5, 2006, among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, SACC Partners, LP, Bryant R. Riley, B. Riley & Co. Retirement Trust and B. Riley & Co., Inc. (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed December 7, 2006).

Exhibit Number	Description
(d)(10)	Standstill Agreement dated as of September 7, 2006 among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, SACC Partners, LP, Bryant R. Riley, B. Riley & Co. Retirement Trust and B. Riley & Co., Inc. (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed September 12, 2006).

(d)(11)	Letter Agreement dated as of November 28, 2007, among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, Riley Investment Partners Master Fund, L.P., Bryant R. Riley, B. Riley & Co. Retirement Trust and B. Riley & Co., LLC (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed December 3, 2007).

(d)(12)	Letter Agreement dated as of November 28, 2007, between Integrated Silicon Solution, Inc. and Melvin Keating (incorporated by reference to Exhibit 10.2 to ISSI’s Current Report on Form 8-K filed December 3, 2007).

(d)(13)	Standstill Agreement dated as of November 28, 2007 among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, Riley Investment Partners Master Fund, L.P., Bryant R. Riley, B. Riley & Co. Retirement Trust and B. Riley & Co., LLC (incorporated by reference to Exhibit 10.3 to ISSI’s Current Report on Form 8-K filed December 3, 2007).

(d)(14)	Standstill Agreement dated as of November 28, 2007, by and among Integrated Silicon Solution, Inc., Trust A-4 - Lloyd I. Miller, an Ohio trust, Trust C - Lloyd I. Miller, an Ohio trust, Milgrat I(OOOOO), an Ohio trust, Milgrat II(FF), an Ohio trust, Milgrat I(XXX), an Ohio trust, Milgrat I(ZZZZ), an Ohio trust, Milfam II L.P., a Georgia limited partnership and Lloyd I. Miller, III (incorporated by reference to Exhibit 10.4 to ISSI’s Current Report on Form 8-K filed December 3, 2007).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTEGRATED SILICON SOLUTION, INC.

By:	/s/ SCOTT D. HOWARTH
Scott D. Howarth
President and Chief Financial Officer

Date: December 3, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated December 3, 2007.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Stockholders, dated December 3, 2007.

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Form of Summary Advertisement.

(b)	Not applicable.

(d)(1)	Integrated Silicon Solution, Inc. 2007 Incentive Compensation Plan and forms of grant agreements (each incorporated by reference to Exhibits 10.1, 10.2, 10.3, and 10.4 to ISSI’s current report on Form 8-K filed on August 14, 2007.

(d)(2)	Integrated Silicon Solution, Inc. 1989 Stock Plan, as amended (incorporated by reference to Exhibit 4.1 to ISSI’s Registration Statement on Form S-8 filed April 22, 1998 (SEC File No. 333-50679)), and form of stock option agreement.

(d)(3)	Integrated Silicon Solution, Inc. 1993 Employee Stock Purchase Plan, as amended, and form of subscription agreement (each incorporated by reference to Exhibit 10.1 to ISSI’s Quarterly Report on Form 10-Q for the period ended December 31, 2005).

(d)(4)	Integrated Silicon Solution, Inc. 1995 Director Stock Option Plan, as amended (incorporated by reference to Exhibit 10.2 to ISSI’s Current Report on Form 8-K filed September 12, 2006).

(d)(5)	Integrated Silicon Solution, Inc. 1998 Stock Plan, as amended, and form of stock option agreement (each incorporated by reference to Exhibit 4.2 to ISSI’s Registration Statement on Form S-8 filed March 9, 2001 (SEC File No. 333-56800)).

(d)(6)	Integrated Silicon Solution, Inc. Nonstatutory Stock Plan, as amended, and form of stock option agreement (each incorporated by reference to Exhibit 4.1 to ISSI’s Registration Statement on Form S-8 filed November 21, 2002 (SEC File No. 333-101378)).

(d)(7)	Stand-Alone Stock Option Agreement dated February 21, 2006 (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed February 23, 2006).

(d)(8)	Letter Agreement dated August 28, 2006 among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, SACC Partners, LP, Bryant R. Riley, R. Riley & Co. Retirement Trust and B. Riley & Co., Inc. (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed August 30, 2006).

(d)(9)	Letter Agreement dated as of December 5, 2006, among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, SACC Partners, LP, Bryant R. Riley, B. Riley & Co. Retirement Trust and B. Riley & Co., Inc. (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed December 7, 2006).

(d)(10)	Standstill Agreement dated as of September 7, 2006 among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, SACC Partners, LP, Bryant R. Riley, B. Riley & Co. Retirement Trust and B. Riley & Co., Inc. (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed September 12, 2006).

Exhibit Number	Description
(d)(11)	Letter Agreement dated as of November 28, 2007, among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, Riley Investment Partners Master Fund, L.P., Bryant R. Riley, B. Riley & Co. Retirement Trust and B. Riley & Co., LLC (incorporated by reference to Exhibit 10.1 to ISSI’s Current Report on Form 8-K filed December 3, 2007).

(d)(12)	Letter Agreement dated as of November 28, 2007, between Integrated Silicon Solution, Inc. and Melvin Keating (incorporated by reference to Exhibit 10.2 to ISSI’s Current Report on Form 8-K filed December 3, 2007).

(d)(13)	Standstill Agreement dated as of November 28, 2007 among Integrated Silicon Solution, Inc., Riley Investment Management, LLC, Riley Investment Partners Master Fund, L.P., Bryant R. Riley, B. Riley & Co. Retirement Trust and B. Riley & Co., LLC (incorporated by reference to Exhibit 10.3 to ISSI’s Current Report on Form 8-K filed December 3, 2007).

(d)(14)	Standstill Agreement dated as of November 28, 2007, by and among Integrated Silicon Solution, Inc., Trust A-4 - Lloyd I. Miller, an Ohio trust, Trust C - Lloyd I. Miller, an Ohio trust, Milgrat I(OOOOO), an Ohio trust, Milgrat II(FF), an Ohio trust, Milgrat I(XXX), an Ohio trust, Milgrat I(ZZZZ), an Ohio trust, Milfam II L.P., a Georgia limited partnership and Lloyd I. Miller, III (incorporated by reference to Exhibit 10.4 to ISSI’s Current Report on Form 8-K filed December 3, 2007).

(g)	Not applicable.

(h)	Not applicable.